Filed by WPCS International Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended.

Subject Company: WPCS International Incorporated

Commission File No.: 001-34643

DropCar Expands B2B Service Area

Signing New Partnership Agreement with Lexus of Queens

Premier Brands Using DropCar to Improve Logistics and Customer Retention

NEW YORK, December 21, 2017 (GLOBE NEWSWIRE) -- DropCar, Inc. (“DropCar”), a provider of app-based automotive logistics and concierge services for both consumers and dealers, today announced the expansion of its B2B service by partnering with Lexus of Queens, owned by the BRAM Auto Group, one of the largest family-owned businesses in the Tri-State Area.

The Dealer Service Agreement (“Agreement”) provides dealers with access to DropCar’s Enterprise Vehicle Assistance & Logistics technology platform (“VAL”). The platform’s corresponding data analysis tools, plus DropCar’s vehicle concierge service together enable the dealer’s maintenance and sales teams to deliver an entirely new and improved level of service, by automating the pickup and delivery of customer vehicles for maintenance. These vehicle movements are handled by DropCar’s growing corps of over 250 professional valet drivers.

According to Mr. Salvatore Iacono, BRAM Auto Group’s Vice President of Fixed Operations, “It’s rare to find a service that, not only helps us improve customer satisfaction significantly, but also increases revenue and reduces operating costs; DropCar does all three. We’ve been impressed with the overall success we’ve seen with DropCar in Lexus of Manhattan, and we’re looking to replicate it in Queens.”

Lexus of Queens joins a growing constellation of regional dealers in the Tri-State area that have adopted DropCar’s enterprise vehicle logistics and concierge service. Other dealerships that have partnered with DropCar include: Lexus of Manhattan, Jaguar and Land Rover of Manhattan, Mercedes Benz of Manhattan, Toyota of Manhattan and Manhattan Motorcars, Inc., a dealer of Porsche, Bentley, Lamborghini, and Bugatti vehicles.

For the trailing 90 days ending December 18, 2017, DropCar has moved 197% more vehicles for dealerships than it did during the same period last year, resulting in B2B revenue growth of 155% for the same comparable periods.

“In addition to building technology and an agile workforce designed to help modernize the over 300 million maintenance & repair jobs that dealerships service in the United States annually, we are also excited to be working with our partners to offer DropCar’s full spectrum of B2C service offerings to their customer bases in the New York metropolitan area markets we currently serve,” added Spencer Richardson, DropCar Chief Executive Officer.

About DropCar

Founded and launched in New York City in 2015, DropCar offers its Vehicle Support Platform (VSP), a cloud-based platform and mobile app that help consumers and automotive-related companies reduce the cost, hassles and inefficiencies of owning a car, or fleet of cars, in urban centers. Its technology platform blends the efficiency and scale of cloud computing, machine learning and connected cars with the high-touch of highly trained valets to move cars to/from fully staffed, secure garages to/from the people (or businesses) who own them. Consumers use DropCar’s mobile app to ease the cost and stress of owning a car in the city. Dealerships, leasing companies, OEMs and shared mobility companies use DropCar’s enterprise platform to reduce costs, streamline logistics and deepen relationships with customers. More information is available at www.dropcar.com.

Media Contact

John Williams, Scoville PR for DropCar

jwilliams@scovillepr.com (206) 625-0075

Investor Relations Contact

Daniel Gelbtuch, VP of Corporate Finance for DropCar

daniel@dropcar.com (917) 509-9582

* * * * *

Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements and the impact of competitive products and services and technological changes. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in WPCS International Incorporated’s (“WPCS”) registration statement on Form S-4, including the proxy statement/prospectus/information statement therein, WPCS’ most recent Annual Report on Form 10-K, and WPCS’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”). DropCar and WPCS can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, DropCar and WPCS undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, a WPCS registration statement on Form S-4, which contains a proxy statement/ prospectus /information statement was declared effective by the SEC on December 14, 2017 (SEC File No. 333-220891). Investors and securityholders of WPCS and DropCar are urged to read the proxy statement/prospectus/information statement, which contains important information about WPCS and DropCar, before making any voting or investment decision with respect to the proposed Merger. The proxy statement/prospectus/information statement and other relevant materials, and any other documents filed by WPCS with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.

In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by WPCS by directing a written request to: WPCS International Incorporated, 521 Railroad Way, Suisun City, CA 94585, Attention: Chief Financial Officer.

Participants in the Solicitation

WPCS and DropCar, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about WPCS’s directors and executive officers is included in WPCS’s Annual Report on Form 10-K for the year April 30, 2017, filed with the SEC on July 21, 2017.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated below.